UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Titanium Metals Corporation

(Name of Subject Company (Issuer))

ELIT Acquisition Sub Corp.

(Offeror)

A Wholly Owned Subsidiary of

Precision Castparts Corp.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

888339 10 8

(CUSIP Number of Class of Securities)

Roger A. Cooke

Senior Vice President, General Counsel and Secretary

PRECISION CASTPARTS CORP.

4650 S.W. Macadam Ave., Suite 400

Portland, OR 97239-4262

(503) 946-4800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ruth Beyer, Esq. Jason Brauser, Esq. Stoel Rives LLP 900 SW Fifth Ave, Suite 2600 Portland, OR 97204-1268 (503) 224-3380	Doron Lipshitz, Esq. David Schultz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$2,888,519,271	$393,994.03

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 175,061,774 shares of common stock, $0.01 par value per share (the “Shares”), of Titanium Metals Corporation (the “Company”) at a purchase price of $16.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. As of November 12, 2012, 175,061,774 Shares were issued and outstanding.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $393,994.03	Filing Party: Precision Castparts Corp. and ELIT Acquisition Sub Corp.
Form or Registration No.: Schedule TO	Date Filed: November 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 20, 2012 by (a) ELIT Acquisition Sub Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), and (b) Parent, as amended and supplemented by Amendment No. 1 filed on November 23, 2012 and Amendment No. 2 filed on November 28, 2012 (together with any other amendments and supplements thereto, the “Schedule TO”). This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Titanium Metals Corporation, a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used in this Amendment No. 3 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 7. Source and Amount of Funds or Other Consideration.

Section 9—“Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by deleting paragraph 7 of such section in its entirety and replacing it with the following paragraph:

“A copy of the Revolver is filed as Exhibit (b)(B) to the Schedule TO, incorporating by reference to an exhibit to Parent’s Current Report on Form 8-K filed with the SEC on December 5, 2011.”

Item 11. Additional Information.

Section 16—“Certain Legal Matters; Regulatory Approvals—Legal Proceedings” of the Offer to Purchase is hereby amended and supplemented by inserting the following as a new fourth paragraph:

On December 4, 2012, the Court of Chancery of the State of Delaware consolidated the Delaware Actions into one action captioned In Re Titanium Metals Corporation Shareholders Litigation, C.A. No. 8029-CS (Consolidated), designated as operative the amended complaint filed in the Kahn Action, and scheduled a preliminary injunction hearing for December 19, 2012.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Exhibit Name

(b)(B)	Credit Agreement, dated November 30, 2011, by and among Precision Castparts Corp., Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, Wells Fargo Bank, National Association and Citibank, N.A., as Syndication Agents, and the other lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELIT ACQUISITION SUB CORP.

By:	/s/ SHAWN R. HAGEL
Name:	Shawn R. Hagel
Title:	Executive Vice President and Chief Financial Officer

Date: December 5, 2012

PRECISION CASTPARTS CORP.

By:	/s/ SHAWN R. HAGEL
Name:	Shawn R. Hagel
Title:	Executive Vice President, Chief Financial Officer and Assistant Secretary

Date: December 5, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated November 20, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on November 20, 2012.*

(a)(5)(A)	Press Release issued by Precision Castparts Corp. on November 9, 2012 (incorporated herein by reference to Exhibit 99.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2012).

(a)(5)(B)	Press Release issued by Precision Castparts Corp. on November 20, 2012.*

(a)(5)(C)	Complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 14, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(D)	Petition filed by Kenneth Blew on November 16, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(E)	Petition filed by Kristy Jane Flynn on November 14, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(F)	Complaint filed by Edith Strom, on behalf of herself and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(G)	Petition filed by Doug Gardner, on behalf of himself and all others similarly situated, on November 16, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(H)	Complaint filed by William Rackliffe, on behalf of himself and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(I)	Petition filed by Sergio Grobler on behalf of himself and all others similarly situated, on November 19, 2012, in the County Court of Dallas County, Texas.*

(a)(5)(J)	Complaint filed by John Mahlke and Robert Wiggins, on behalf of themselves and all others similarly situated, on November 20, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(K)	Amended complaint filed by Alan Kahn, on behalf of himself and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(L)	Amended complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(M)	Complaint filed by John Wolfner, on behalf of himself and all others similarly situated, on November 26, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(N)	Complaint filed by Empire State Supply Retirement Plan, on behalf of itself and all others similarly situated, on November 27, 2012, in the United States District Court for the District of Delaware.*

(a)(5)(O)	Complaint filed by Michael Eakle, on behalf of himself and all others similarly situated, on November 27, 2012, in the Court of Chancery of the State of Delaware.*

Exhibit Number	Description

(b)	Commitment Letter dated November 9, 2012, by and among, among others, Precision Castparts Corp., Bank of America, N.A., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 10.2 to Precision Castparts Corp.’s Current Report on Form 8-K with the Securities and Exchange Commission on November 15, 2012).

(b)(B)	Credit Agreement, dated November 30, 2011, by and among Precision Castparts Corp., Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, Wells Fargo Bank, National Association and Citibank, N.A., as Syndication Agents, and the other lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2011).

(d)(A)	Agreement and Plan of Merger dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated herein by reference to Exhibit 2.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2012).

(d)(B)	Support Agreement dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and certain stockholders of Titanium Metals Corporation (incorporated herein by reference to Exhibit 10.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2012).

(d)(C)	401(k) Support Agreement dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Contran Corporation.*

(d)(D)	The Combined Master Retirement Trust Support Letter dated November 14, 2012 (incorporated herein by reference to Exhibit 3 to Precision Castparts Corp.’s Schedule 13D filed with the Securities and Exchange Commission on November 19, 2012).

(d)(E)	Confidentiality Agreement dated October 18, 2012, by and between Precision Castparts Corp. and Titanium Metals Corporation (incorporated herein by reference to Exhibit 4 to Precision Castparts Corp.’s Schedule 13D filed with the Securities and Exchange Commission on November 19, 2012).

(d)(F)	Acknowledgement and Agreement dated November 19, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation.*

(d)(G)	Mutual Confidentiality Agreement dated October 15, 2012, by and between Precision Castparts Corp. and Contran Corporation.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.